UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Conduit Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

20678X106
(CUSIP Number)

Andrew Regan
Corvus Capital Ltd.

Floor 2, Willow House, Cricket Square
PO Box 709
Grand Cayman KY1-1107, Cayman Islands

Telephone: 44 7766 766766
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20678X106	13D	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON

Corvus Capital Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 45,527,149
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 45,527,149(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 45,527,149(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.87%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 20678X106	13D	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON

Andrew Regan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 66,650
	(8)	SHARED VOTING POWER 45,527,149
	(9)	SOLE DISPOSITIVE POWER 66,650
	(10)	SHARED DISPOSITIVE POWER 45,527,149(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 45,593,799(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.96%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 20678X106	13D	Page 4 of 8 Pages

(1)	NAME OF REPORTING PERSON

Algo Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,378,695
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,378,695

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 14,378,695
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.86%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 20678X106	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Conduit Pharmaceuticals Inc., a Delaware corporation formerly known as Murphy Canyon Acquisition Corp. (the “Issuer”). The principal executive office of the Issuer is located at 4995 Murphy Canyon Road, Suite 300, San Diego, California 92123.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Corvus Capital Ltd., a Cayman Islands exempted company (“Corvus”);
(ii)	Algo Holdings, Inc., a Delaware corporation (“Algo”); and
(iii)	Dr. Andrew Regan, a British citizen.

Algo is a wholly-owned subsidiary of Corvus. Dr. Regan is the chief executive officer of Corvus. The principal business office address of each of Corvus and Dr. Regan is Floor 2, Willow House, Cricket Square
PO Box 709, Grand Cayman KY1-1107, Cayman Islands. The principal business office address of Algo is

100 W. Cypress Creek Road, Suite 640, Fort Lauderdale, Florida 33309.

The following individuals are officers or directors of Corvus:

Name	Title	Principal Occupation
Dr. Andrew Regan	Chief Executive Officer	Dr. Regan’s principal occupation is acting as the Chief Executive Officer of Corvus Capital, an investment vehicle.

The following individuals are officers or directors of Algo:

Name	Title	Principal Occupation
Alexander Lambert	Director	Mr. Lambert’s principal occupation is working as an attorney.

During the last five years, neither Reporting Person nor any executive officer or director of Corvus or Algo Holdings has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons as consideration pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 8, 2022, and as amended on January 27, 2023, and May 11, 2023 (the “Merger Agreement”), by and among the Issuer (f/k/a Murphy Canyon Acquisition Corp.), Conduit Pharmaceuticals Limited, a Cayman Islands exempted company (“Old Conduit”), and Conduit Merger Sub, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer (the “Merger Sub”). On September 22, 2023, upon consummation of the transaction contemplated by the Merger Agreement, the Merger Sub was merged with and into Old Conduit, with Old Conduit surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, (i) Corvus received 31,148,454 shares of Common Stock as consideration for the Old Conduit ordinary shares held by it, (ii) Algo Holdings received 14,378,695 shares of Common Stock as consideration for the Old Conduit ordinary shares held by it; and (iii) Dr. Regan received 66,650 shares of Common Stock in respect of the convertible promissory notes, which were converted into Old Conduit ordinary shares immediately prior to the consummation of the Merger, of Old Conduit held by him.

CUSIP No. 20678X106	13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock in connection with the Merger contemplated by the Merger Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Dr. Regan is the Chief Executive Officer of Corvus, and Algo Holdings is a wholly-owned subsidiary of Corvus. By virtue of these relationships, Dr. Regan may be deemed to share beneficial ownership of the securities held of record by each of Corvus and Algo Holdings. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

Dr. Regan serves as a director on the Issuer’s board of directors. Accordingly, Dr. Regan may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Lock-Up Agreements described in Item 6 of this Schedule 13D, the Reporting Persons may, from time to time, purchase or sell securities of the Issuer as appropriate for their personal circumstances. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Ownership percentages set forth in this Schedule 13D are based on 72,418,316 shares of Common Stock outstanding as of September 22, 2023, as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2023.

(a) As of September 22, 2023, the Reporting Persons beneficially owned in the aggregate 45,593,799 shares of Common Stock, representing 62.96% of the Issuer’s outstanding Common Stock.

(b)	Corvus Capital Ltd.

Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	45,527,149
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	45,527,149

Dr. Regan

Sole power to vote or to direct the vote:	66,650
Shared power to vote or to direct the vote:	45,527,149
Sole power to dispose or to direct the disposition of:	66,650
Shared power to dispose or to direct the disposition of:	45,527,149

Algo Holdings, Inc.

Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	14,378,695
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	14,378,695

(c)	See Items 3 and 4 above.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 20678X106	13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is incorporated herein by reference. In connection with the execution of the Merger Agreement, certain shareholders of Old Conduit, including Corvus and Algo, entered into lock-up agreements (the “Lock-Up Agreements”) with the Issuer, pursuant to which such shareholders are subject to a lock-up period commencing from the date of the closing of the Merger and ending on the earlier of (x) 180 days after the date of the closing of the Merger, and (y) the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property. The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

On November 8, 2022, in connection with the execution of the Merger Agreement, each of Corvus and Algo entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”) with the Issuer, pursuant to which each of Corvus and Algo agree to vote all of the Old Conduit ordinary share held by them in favor of the Merger and the other transactions contemplated by the Merger Agreement. The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Shareholder Support Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

In addition, Dr. Regan, in his capacity as a member of the Issuer’s Board of Directors, entered into an indemnity agreement on September 22, 2023, with the Issuer, pursuant to which the Issuer has agreed to indemnify Dr. Regan in certain situations in connection with his service as a member of the Issuer’s Board of Directors (the “Indemnity Agreement”). The foregoing description of the Indemnity Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Indemnity Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Agreement and Plan of Merger, dated as of November 8, 2022, by and among Murphy Canyon Acquisition Corp., Conduit Merger Sub, Inc., and Conduit Pharmaceuticals Limited (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on November 14, 2022, and incorporated herein by reference).

3.	Amendment to Agreement and Plan of Merger dated as of January 27, 2023, by and among Murphy Canyon Acquisition Corp., Conduit Merger Sub, Inc., and Conduit Pharmaceuticals Limited (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on January 30, 2023, and incorporated herein by reference).

4.	Second Amendment to Agreement and Plan of Merger dated as of May 11, 2023, by and among Murphy Canyon Acquisition Corp., Conduit Merger Sub, Inc. and Conduit Pharmaceuticals Limited (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on May 11, 2023, and incorporated herein by reference).

5.	Form of Lock-Up Agreement (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on August 8, 2023, and incorporated herein by reference).

6.	Shareholder Support Agreement, dated as of November 8, 2022, by and among Murphy Canyon Acquisition Corp., Conduit Pharmaceuticals Limited, and each of the Persons set forth on Schedule I attached thereto (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on November 8, 2022, and incorporated herein by reference).

7.	Form of Indemnity Agreement (filed as Exhibit 10.9 to the Issuer’s Form 8-K filed with the SEC on September 29, 2023, and incorporated herein by reference).

CUSIP No. 20678X106	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 29, 2023

Corvus Capital Ltd.

	By:	/s/ Andrew Regan
	Name:	Andrew Regan
	Title:	Chief Executive Officer

Date: September 29, 2023

Algo Holdings, Inc.

	By:	/s/ Alexander Lambert
	Name:	Alexander Lambert
	Title:	Director

Date: September 29, 2023

Andrew Regan

	By:	/s/ Andrew Regan